Exhibit 99.5

         Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

NICE Actimize Announces Benchmark Monitoring Solution to Monitor
Potential Rate-setting and Related Communications Channel Activities

Working with a leading EMEA financial institution, the solution identified relevant voice recordings in minutes

NEW YORK – October 21, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE)  business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today the availability of the Actimize Benchmark Monitoring Solution, a solution designed to assist in detecting and identifying rate-setting activities, processes and procedures within a single offering combining communications channel insight and incorporating alert, case management and reporting. The solution enables firms to have a better understanding of what is being discussed and traded within its trading floors from a single interface. Additionally, this provides internal compliance divisions the ability to respond rapidly to suspicious rate-rigging issues, thereby increasing chances at lowering potential regulatory risk by speeding resolutions.

With more than a decade of experience in developing compliance solutions, NICE Actimize created its Benchmark Monitoring Solution in response to customer demand and recent incidents affecting the London Interbank Offered Rate (LIBOR) and Singapore Interbank Offered Rate (SIBOR) reference rates. The solution monitors the rate-setting process simultaneously with an internal communications monitoring process that utilizes NICE’s speech analytics technology. The solution includes analytics modules designed to capture and analyze rate submission and also detects keywords and phrases that would imply an attempt to influence key interest rates across rate submissions by monitoring voice and messaging channels.

“The Libor scandal struck at the integral heart of financial services. Products which deliver clarity and insight to uncover possible manipulation will be welcomed by regulators and market participants alike. With the regulators’ renewed focus on personal accountability, now is the time for firms, and those individuals responsible, to take the necessary action,” according to Rebecca Healey, Senior Analyst, TABB Group.

Working with a leading financial institution in EMEA, NICE Actimize demonstrated the solution’s potential effectiveness by taking an existing benchmark investigation process used at the institution and comparing its results against those obtained by using the Actimize Benchmark Monitoring Solution. The Actimize Benchmark Monitoring Solution identified the relevant voice recordings in minutes, highlighting the most relevant conversations first.

In this specific trial instance, the Actimize Benchmark Monitoring Solution was able to discover connected conversations in about 30 minutes and complete the necessary evaluation in three days, where before, using other technology and manual methods utilized at the bank, this same process had taken more than four months and 480 man hours to achieve.

“Financial institutions are under focused scrutiny by regulators due to recent rate setting scandals, which has created immediate need for an integrated oversight approach to ensure compliance,” said Amir Orad, President and CEO, NICE Actimize. “Proactive monitoring of both rate-setting transactions and related communications, coupled with dedicated analytics to detect suspicious trader behaviors, is an important step towards enabling financial services firms to demonstrate integrity and to regain public confidence.”

As a capital markets compliance market leader, NICE Actimize continues to innovate and keep pace with the highly dynamic global regulatory environment and the constantly changing requirements of its capital markets client base. Following the October 2012 acquisition of Redkite Financial Markets, NICE Actimize now provides three deployment options: on-premise, cloud, or a hybrid of the two.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

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